UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 March 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Airbus assigns central spare parts warehouse management to TNT Logistics, 14 March 2006

TNT N.V. - Buyback of ordinary shares, 15 March 2006

14 March 2006

Airbus assigns central spare parts warehouse management to TNT Logistics

TNT Logistics Central & Eastern Europe (CEE) and the leading international aircraft manufacturer Airbus have signed a contract for the management of Airbus' central spare parts warehouse. The central Airbus spare parts warehouse in Hamburg-Fuhlsbüttel, in Germany comprises 18,000 square metres of warehouse space to be managed. Spare parts and tools are dispatched from the site to Airbus customers around the world.

Airbus was looking for an experienced first-class logistics provider capable of running warehouse operations at its Hamburg site and fulfilling the highest quality assurance, flexibility and efficiency requirements. TNT Logistics CEE proved the most successful of the many candidates and from 1 April 2006 will take on responsibility for managing the warehouse for an initial period of five years.

TNT Logistics employees will be subject to high demands. Not only will they have to follow exceptionally stringent safety procedures, which demand that each individual step be fully documented, but also meet the requirements of an AOG contract ('AOG' stands for Aircraft on Ground, the highest priority level for spare parts distribution). This involves releasing the necessary spare parts from the warehouse and preparing them for dispatch in less than two hours as part of a round-the-clock service.

In compliance with the quality standards of the aerospace industry, TNT Logistics will obtain DIN EN 9100 certification, making it one of the few logistics operators with such a certificate. "In recent years, we have secured a leading position in after-sales logistics and have now also produced a convincing customised solution for Airbus," said Jens Müller, Managing Director Business Development at TNT Logistics CEE.

Supplying 378 aircraft in 2005, Airbus is the world's leading manufacturer of civil aircraft. The European aerospace group EADS owns an eighty percent share in the company.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TNT N.V., website http://group.tnt.com.

15 March 2006

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

- on March 14, 2006, it purchased 424,000 TNT N.V. ordinary shares at an average price of euro 27.7679 per share,

- during the period from December 6, 2005 until and including March 14, 2006, it purchased 27,399,752 TNT N.V. ordinary shares at an average price of euro 26.6666 per share, and

- the total amount of the share buyback until and including March 14, 2006 therefore amounts to 73.1% of the announced euro 1 billion.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT o! ffers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 161,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 15 March 2006